UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LegalZoom.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52466B103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52466B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LucasZoom, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,012,988
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,012,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,012,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 197,048,778 shares of common stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

CUSIP No. 52466B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lucazoom S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,012,988 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,012,988 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,012,988 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Solely in its capacity as the sole member of LucasZoom LLC.
(2)	Based on 197,048,778 shares of common stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

CUSIP No. 52466B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Permira V L.P.2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,012,988 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,012,988 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,012,988 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Solely in its capacity as the controlling shareholder of Lucazoom S.a.r.l.
(2)	Based on 197,048,778 shares of common stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

CUSIP No. 52466B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Permira V GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,012,988 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,012,988 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,012,988 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Solely in its capacity as the general partner of Permira V L.P. 2.
(2)	Based on 197,048,778 shares of common stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

CUSIP No. 52466B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Permira V GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,012,988 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,012,988 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,012,988 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Solely in its capacity as the general partner of Permira V GP L.P.
(2)	Based on 197,048,778 shares of common stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

Item 1 (a). Name of Issuer:

LegalZoom.com, Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

101 North Brand Boulevard, 11th Floor, Glendale, California 91203, USA

Item 2 (a). Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	LucasZoom, LLC, which directly holds common stock of the Issuer;

(ii)	Lucazoom S.a.r.l., which is the sole member of LucasZoom, LLC and may therefore be deemed to beneficially own the common stock beneficially owned thereby;

(iii)	Permira V L.P.2, which is the controlling shareholder of Lucazoom S.a.r.l. and may therefore be deemed to beneficially own the common stock beneficially owned thereby;

(iv)	Permira V GP L.P., which is the general partner of Permira V L.P. 2 and may therefore be deemed to beneficially own the common stock beneficially owned thereby; and

(v)	Permira V GP Limited, which is the general partner of Permira V GP L.P. and may therefore be deemed to beneficially own the common stock beneficially owned thereby.

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

The address for LucasZoom, LLC is 3000 Sand Hill Road, Building 1, Suite 170, Menlo Park, California 94025, USA.

The address for Lucazoom S.a.r.l. is 488, route de Longwy, L-1940 Luxembourg.

The address for each of:

Permira V L.P.2;

Permira V GP L.P.; and

Permira V GP Limited

is PO Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.

Item 2 (c). Place of Organization:

Place of organization is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2 (d). Title of Class of Securities:

Common stock, par value $0.001 per share.

Item 2 (e). CUSIP Number:

52466B103

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934.

Item 4. Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

LUCASZOOM, LLC

By:	/s/ Brian Ruder
Name: Brian Ruder
Title: President, Chief Executive Officer and Secretary

LUCAZOOM S.A.R.L.

By:	/s/ Severine Michel
Name: Severine Michel
Title: Manager

PERMIRA V L.P.2

By:	Permira V GP Limited, general partner of Permira V GP L.P., general partner of Permira V L.P.2

By:	/s/ Julie Preece
Name: Julie Preece
Title: Director

PERMIRA V GP L.P.

By:	Permira V GP Limited, general partner of Permira V GP L.P.

By:	/s/ Julie Preece
Name: Julie Preece
Title: Director

PERMIRA V GP LIMITED

By:	/s/ Julie Preece
Name: Julie Preece
Title: Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement